Exhibit 99.5

Consent of Director Nominee

Functional Brands Inc. (the “Company”) has filed a Registration Statement on Form S-1, as amended from time to time (Registration No. 333-284180), with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of the shares of Common Stock of the Company. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Functional Brands Inc. in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

DATE: September 16, 2025	/s/ Steve Rossi
	Name:	Steve Rossi